[LETTERHEAD]
July 12, 2010
VIA EDGAR TRANSMISSION
Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Brigham Exploration Company
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Schedule 14A Definitive Proxy Statement
Filed April 26, 2010
File No. 1-34224
Dear Mr. Schwall,
Brigham Exploration Company (the “Company”) has received your letter dated July 1, 2010 containing comments to its Form 10-K for the year ended December 31, 2009 filed March 1, 2010 and its Schedule 14A Definitive Proxy Statement filed April 26, 2010. Pursuant to a telephone conversation between Kari Potts, the Company’s General Counsel, and Tracey McNeil on July 9, 2010, the Company plans to respond to your letter by July 23, 2010. Please do not hesitate to contact me at (512) 427-3327 with any questions.

Sincerely,
/s/ Eugene B. Shepherd, Jr.

Eugene B. Shepherd, Jr. Executive Vice President and Chief Financial Officer